Exhibit 99.1

1Q 2025

Results

April 28, 2025

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

April 28, 2025 | Page 1

HIGHLIGHTS

Monterrey, Mexico, April 28, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the first quarter of 2025.

•	FEMSA: Total Consolidated Revenues grew 11.1% and Income from Operations increased 4.9% compared to 1Q24.
•	FEMSA Retail[1]: Proximity Americas total Revenues grew 6.8% and Income from operations decreased 11.8% versus 1Q24.
•	SPIN: Spin by OXXO had 8.9 million active users[2] representing 20.9% growth compared to 1Q24 while Spin Premia had 25.2 million active loyalty users[2] representing 15.9% growth compared to 1Q24, and an average tender[3] of 42.5% which increased from 35.1% tender in 1Q24.
•	COCA-COLA FEMSA: Total Revenues and Income from Operations grew 10.0% and 7.4%, respectively against 1Q24.

Financial Summary for the First Quarter 2025

Change vs. comparable period

	Total Revenues	Gross Profit	Income from Operations	Same-Store Sales
As Reported	1Q25	1Q25	1Q25	1Q25
FEMSA Consolidated	11.1%	15.8%	4.9%
Proximity Americas	6.8%	10.0%	(11.8)%	(1.8)%
Proximity Europe	18.0%	14.8%	(14.6)%	N.A.
Health	21.0%	23.5%	27.4%	15.4%
Fuel	1.8%	4.4%	(13.9)%	6.1%
Coca-Cola FEMSA	10.0%	12.0%	7.4%
Comparable(A)
FEMSA Consolidated	5.6%	8.3%	1.7%
Proximity Americas	1.4%	7.2%	(11.0)%	(2.2)%
Proximity Europe	0.9%	(1.9)%	(27.7)%	N.A.
Health	7.0%	8.7%	11.7%	3.5%
Fuel	1.8%	4.4%	(13.9)%	6.1%
Coca-Cola FEMSA	5.9%	7.8%	3.2%

José Antonio Fernandez Carbajal, FEMSA’s Chief Executive Officer, commented:

“During the first quarter, we were able to navigate a challenging environment and calendar across several markets, particularly in Mexico, taking advantage of our resilient, geographically diversified business platform, and our outstanding team. For example, Coca-Cola FEMSA leveraged solid volume performance and currency tailwinds in most of its South American markets to offset softer trends in Mexico, keeping them in a position to deliver a solid set of results for the quarter. We also saw promising performances from several of our international health retail operations, enhanced by favorable FX tailwinds as certain South American currencies strengthened against the Mexican peso.

At Proximity Americas, we had a slower start to the year. In many ways we were able to anticipate this, given the combination of an adverse calendar, a continued soft consumer environment, and a demanding comparison base, particularly at OXXO Mexico where these trends manifested themselves in the form of a decline in same-store traffic, that in turn put some pressure on the top line. We were able to mitigate this pressure with another strong showing at the gross margin level, however, we are also facing higher expenses that largely reflect increased labor costs. Accordingly, we have put in place or accelerated a broad array of top-line and cost-cutting initiatives to drive revenues and commercial income, and to mitigate the higher operating and overhead expenses.

Fortunately, we have good visibility into certain elements of our Mexico business for the rest of the year, and our base case is projecting a recovery as we approach mid-year and gaining momentum during the third quarter and beyond. Global macroeconomic uncertainty is high right now, but given what we can estimate now, and the variables that are within our control, we anticipate 2025 will turn out to be another solid year for us, particularly when we consider that the second half of the year weighs more than the first half for many of our business units. We have been through slowdowns many times before, and our businesses have demonstrated time and time again their defensive and resilient nature, and their ability to adapt and emerge from these tough periods in good, if not better, shape.

We are constructive on the initiatives being implemented across businesses, and on the multiple levers we can utilize to drive incremental revenues, lower costs, and ultimately profitability. We remain cautiously optimistic and confident that we have a powerful and resilient business platform, a solid strategy, and the best possible team to carry out the task.”

[1]	FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.
[2]	Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.
Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.
[3]	Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.
(A)	Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of ou r financial and operating performance.

April 28, 2025 | Page 2

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

1Q25 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q25	1Q24	Var.	Comp.(A)
Total Revenues	195,820	176,334	11.1%	5.6%
Gross Profit	78,918	68,178	15.8%	8.3%
Gross Profit Margin (%)	40.3	38.7	160 bps
Income from Operations	13,565	12,936	4.9%	1.7%
Operating Margin (%)	17.2	19.0	(180 bps )
Adjusted EBITDA[1]	25,303	23,254	8.8%
EBITDA Margin (%)	12.9	13.2	(30 bps )
Net Income	8,943	5,794	54.3%

Net Debt2 ex-KOF3

Amounts expressed in millions of Mexican Pesos (Ps.)

As of March 31, 2025	Ps.		US$[4]
Cash and Investments	139,206		6,804
Financial Debt	76,266		3,728
Lease Liabilities	108,767		5,317
Net debt	45,828		2,240
ND / Adjusted EBITDA	0.69	x	-

Total revenues increased 11.1% in 1Q25 compared to 1Q24, driven by growth across all our business units, and reflecting the benefit from favorable exchange rate effects due to the depreciation of the Mexican peso against many of our foreign operating currencies. After accounting for currency tailwinds and M&A, revenues grew 5.6%.

Gross profit increased 15.8%. Gross margin increased 160 basis points, mainly reflecting margin expansions in Proximity Americas, Health, Fuel and Coca-Cola FEMSA, offset by a margin contraction in Proximity Europe.

Income from operations increased 4.9%, mainly explained by favorable exchange rate effects. The consolidated operating margin was 17.2% as a percentage of total sales, representing a contraction of 180 basis points, reflecting margin contractions in Proximity Americas, Proximity Europe, Fuel and Coca-Cola FEMSA. This was partially offset by margin expansion in our Health Division. After accounting for currency tailwinds and M&A, income from operations grew 1.7%.

The effective income tax rate was 42.2% in 1Q25. Our income tax provision was Ps. 4,781 million in 1Q25, reflecting a combination of: i) a structurally higher effective tax rate due to recurring non-deductible tax losses from Spin and certain expenses which are primarily labor related, and ii) a one-time non-recurrent payment related to a contingency from 2018. Excluding the one-time effects, the income tax rate would have stood at approximately 37%, in line with last year’s recurrent trend.

Net consolidated income was Ps. 8,943 million, compared to Ps. 5,794 million in 1Q24, reflecting: i) a 630 million increase in income from operations, ii) a non-cash foreign exchange gain of Ps. 439 million, compared to a loss of Ps. 1,125 million in 1Q24 related to our U.S. dollar-denominated cash position positively impacted by the depreciation of the Mexican peso; iii) other financial income of Ps. 1,622 million compared to a 1,416 expense in 1Q24, reflecting a financial instrument gain of Ps. 1,107 million related to our remaining position in Heineken; and iv) a gain in net income from discontinued operations of Ps. 2,490 million reflecting a gain related to the divestment of our plastics solutions operations. This result was despite an increase in net interest expense of Ps. 3,046 million, compared to Ps. 1,961 million in 1Q24, and an increase in income taxes explained above.

Net majority income was Ps. 1.62 per FEMSA Unit5 and US$0.79 per FEMSA ADS4.

Net Debt / EBITDA. As of March 31, 2025, cash and investments were Ps. 139,206 million and total debt was Ps. 185,033 million, resulting in net debt of Ps. 45,828 million. Our Net Debt / EBITDA ratio ex-KOF was 0.69x which was an increase from 0.24x in the 1Q24.

Capital expenditures amounted to Ps. 8,788 million, 4.5% as a percentage of total sales, and an increase of 16.1% compared to 1Q24, reflecting higher CAPEX at Coca-Cola FEMSA, mainly deployed to increase our production and distribution capacity, and in Proximity Americas, mainly allocated towards new store openings and the remodeling and optimization of existing stores.

[1]	Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges.
Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.
[2]	All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.
[3]	ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.
[4]	The exchange rate published by the Federal Reserve Bank of New York for March 31, 2025 was 20.4582 MXN per USD.
[5]	5FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2024 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.
(A)	Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 28, 2025 | Page 3

PROXIMITY AMERICAS OXXO (Mexico, USA & Latam1)

1Q25 Financial Summary – Proximity Americas

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q25	1Q24	Var.	Comp.(A)
Same-store sales (thousands of Ps.)[2]	918.7	935.8	(1.8)%	(2.2)%
Total Revenues	74,886	70,085	6.8%	1.4%
Gross Profit	32,379	29,423	10.0%	7.2%
Gross Profit Margin (%)	43.2	42.0	120 bps
Income from Operations	4,389	4,979	(11.8)%	(11.0)%
Income from Operations Margin (%)	5.9	7.1	(120 bps )
Adjusted EBITDA	8,632	8,698	(0.8)%
Adjusted EBITDA Margin (%)	11.5	12.4	(90 bps )

Total revenues increased 6.8% in 1Q25 compared to 1Q24 reflecting 1.8% decline in same-store sales, offset by a 6.7% store expansion and currency tailwinds relative to the US and South American currencies. The decline in same-store sales was driven by a decrease of 6.6% in store traffic and a 5.1% growth in average customer ticket. Excluding the addition of the US operation to the division that we began consolidating on October 1st, 2024, as well as currency tailwinds, total revenues increased 1.4%. These figures reflect a challenging quarter, including the impacts from an adverse calendar setup that had one less day in February and the shift of Holy Week to the 2Q, a soft consumer environment, and tougher weather conditions, particularly in January. Furthermore, Proximity Americas again saw lackluster results from the Thirst and Gathering consumption occasions, two of the most important categories for OXXO, with decreases in the beer and soft drinks categories, as well as tobacco. During the quarter, the OXXO store base in Mexico, USA and Latam expanded by 384 stores. This division had 1,556 total net store additions for the last twelve months, which includes 249 stores from our acquisition of Delek’s retail operations in the USA. As of March 31, 2025, Proximity Mexico had a total of 24,846 stores.

Gross profit reached 43.2% of total revenues, reflecting a 120-basis point expansion driven again by the continued growth of commercial income and financial services.

Income from operations declined by 11.8% compared to the 1Q24 and represented 5.9% of total revenues which is a 120-basis point contraction. The decline and margin contraction is mainly explained by an increase in selling expenses related to higher labor costs, impacted by the low double-digit increase in the minimum wage implemented in Mexico earlier this year, and administrative expenses related to our continued investment in commercial capabilities such as segmentation, revenue management, and data analytics.

[1]	OXXO Latam: OXXO Colombia, Chile and Peru.
[2]	Same-store Sales including OXXO Mexico and Latam, this does not include our USA operations.
(A)	Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 28, 2025 | Page 4

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased by 24.2% in 1Q25 compared to 1Q24, reflecting an average same-store sales increase of 7.4%, a strong performance in the grocery, dairy and frozen food categories, and the addition of 136 net new Bara stores during the last twelve months. Growth was partially offset by the same adverse calendar effect explained above, in addition to one extra day off that was provided to all employees on January 1. During the quarter, the Bara store base expanded by 31 units reaching a total of 510 Bara stores as of March 31, 2025.

Grupo Nós2

Total revenues of OXXO Brazil in 1Q25 grew 42.1%3 year-over-year. This figure reflects the successful evolution and expansion of the OXXO value proposition in the country, which resulted in same-store sales growth of 11.2%3, as well as the addition of 104 net new OXXO stores for the last twelve months. During the quarter, the store base expanded by 21 units. As of March 31, 2025, Grupo Nós had a total of 615 OXXO stores.

[1]	Bara store count and results are not consolidated within the Proximity Americas reported figures.
[2]	OXXO’s non-consolidated joint-venture with Raízen in Brazil. 3 In local currency, BRL
[3]	In local currency, BRL

April 28, 2025 | Page 5

PROXIMITY EUROPE

Valora

1Q25 Financial Summary – Proximity Europe

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q25	1Q24	Var.	Comp.(A)
Total Revenues	12,909	10,939	18.0%	0.9%
Gross Profit	5,431	4,730	14.8%	(1.9)%
Gross Profit Margin (%)	42.1	43.2	(110 bps )
Income from Operations	331	388	(14.6)%	(27.7)%
Income from Operations Margin (%)	2.6	3.5	(90 bps )
Adjusted EBITDA	1,750	1,670	4.8%
Adjusted EBITDA Margin (%)	13.6	15.3	(170 bps )

Total revenues increased 18.0% in 1Q25 compared to 1Q24, reflecting a relevant favorable effect from the appreciation of currencies against the Mexican peso. Excluding currency effects, total revenues were flat due to flat retail sales and lower sales in our B2B foodservice business. The lower sales from the B2B foodservice were expected due to the non-renewal of a one-time successful campaign in the US that benefited 2024 results.

Gross profit reached 42.1% of total revenues, reflecting a 110 basis-point margin contraction explained by lower B2B foodservice sales, as such sales have a structurally higher margin. Gross profit grew 14.8% compared to 1Q24, but declined 1.9% on a currency-neutral basis, reflecting the factors mentioned above.

Income from operations declined 14.6% versus the 1Q24 and represented 2.6% of total revenues, a 90 basis-point decrease year-on-year, reflecting almost the same impact on gross margin of the weaker B2B foodservice performance. On a comparable basis, income from operations declined 27.7%. Although the higher operating expenses rose by 16.9% to Ps. 5,106 million, on a currency-neutral basis the increase in expenses would have been essentially flat.

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 28, 2025 | Page 6

HEALTH

1Q25 Financial Summary - Health

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q25	1Q24	Var.	Comp.(A)
Same-store sales (thousands of Ps.)	978.5	847.7	15.4%	3.5%
Total Revenues	21,972	18,154	21.0%	7.0%
Gross Profit	6,453	5,226	23.5%	8.7%
Gross Profit Margin (%)	29.4	28.8	60 bps
Income from Operations	766	601	27.4%	11.7%
Income from Operations Margin (%)	3.5	3.3	20 bps
Adjusted EBITDA	1,980	1,701	16.4%
Adjusted EBITDA Margin (%)	9.0	9.4	(40 bps )

Total revenues increased 21.0% in 1Q25 compared to 1Q24, driven by revenue growth across Colombia, Chile and Ecuador and partially offset by a challenging competitive environment and store closures in Mexico. Revenues benefited from the appreciation of currencies against the Mexican peso but still grew 7.0% on a currency-neutral basis and despite negative results in Mexico. During the quarter, the net store base decreased by 67 units reaching a total of 4,594 locations across our territories, as of March 31, 2025. This figure reflects the addition of 154 net new locations in the last twelve months. Same-store sales increased by an average of 15.4% in Mexican pesos and 3.5% on a currency-neutral basis.

Gross profit was 29.4% of total revenues, representing a 60-basis point expansion year on year, reflecting strategic commercial initiatives, higher retail sales in Colombia, increased profitability in Chile, and continued efficiencies driven by our centralized purchasing office, which has enabled the division to optimize procurement. Mexico managed to maintain a flat gross margin despite the challenging environment.

Income from operations amounted to 3.5% of total revenues, an expansion of 20 basis points, resulting in an increase of 27.4%, or 11.7% on a comparable basis, mainly explained by gross margin improvement and strong tailwinds from a relatively weaker Mexican peso. This result was supported by growth in Colombia, Chile and Ecuador, partially offset by negative results in Mexico. Operating expenses increased 23.0% to Ps. 5,687 million, or 8.3% on a comparable basis, explained by higher labor costs, utilities, and store expansion, mainly in Colombia.

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 28, 2025 | Page 7

FUEL

1Q25 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	1Q25	1Q24	Var.
Same-station sales (thousands of Ps.)	8,285.4	7,806.2	6.1%
Total Revenues	15,237	14,693	1.8%
Gross Profit	1,817	1,740	4.4%
Gross Profit Margin (%)	11.9	11.6	30 bps
Income from Operations	456	530	(13.9)%
Income from Operations Margin (%)	3.0	3.5	(50 bps )
Adjusted EBITDA	799	840	(4.8)%
Adjusted EBITDA Margin (%)	5.2	5.6	(40 bps )

Total revenues increased 1.8% in 1Q25 compared to 1Q24, reflecting a 6.1% average same-station sales increase, driven by 0.2% growth in average volume and 5.9% increase in the average price per liter, as well as volume growth in our institutional customer network. The OXXO Gas retail network had 562 points of sale as of March 31, 2025.

Gross profit was 11.9% of total revenues, representing a 30-basis point expansion year on year, reflecting only a moderate increase in the cost of sales, as well as revenue management initiatives.

Income from operations represented 3.0% of total revenues and a 13.9% decline due to operating expenses growing faster than gross profit. Operating expenses increased 12.5% to Ps. 1,361million, mainly reflecting higher labor expenses due to the minimum wage increase earlier in the year, as well as costs associated with a restructuring process which will allow us to face the voluntary industry-wide price commitments with a leaner organization.

April 28, 2025 | Page 8

FEMSA Retail Operations Summary

Total Revenue Growth (% vs year ago)

1Q25
Proximity Americas
OXXO[1]	1.4%
Mexico	1.2%
OXXO Latam[2]	35.3%

Other Proximity Americas formats
Bara	24.2%
OXXO Brazil[3]	42.1%

Proximity Europe[4]	0.9%
OXXO Gas	1.8%

FEMSA Health[5]	7.0%
Chile[6]	4.6%
Colombia[7]	14.0%
Ecuador[8]	6.4%
Mexico	(8.6)%

1	OXXO Consolidated figures shown in a local currency weighted average. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN.
3	Local currency (BRL). Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

Total Unit Growth (% vs year ago)

1Q25
Proximity Americas
OXXO	6.7%
Mexico	5.6%
OXXO Latam[1]	6.8%

Other Proximity Americas formats
Bara	36.4%
OXXO Brazil[2]	20.4%

Proximity Europe[3]	(0.4)%
OXXO Gas	(1.4)

FEMSA Health	3.5%
Chile	5.5%
Colombia	16.4%
Ecuador	7.1%
Mexico	(5.9)%

1	Includes OXXO Colombia, Chile and Perú.
2	Operated through Grupo Nós, our joint-venture with Raízen.
3	Includes company owned and franchised units.

Same-Store Sales

1Q25
Proximity Americas
OXXO[1]	(2.2)%
Mexico	(2.6)%
OXXO Latam[2]	10.5%

Other Proximity Americas formats
Bara	7.4%
OXXO Brazil[3]	11.2%

Proximity Europe[4]	N.A.
OXXO Gas	6.1%

FEMSA Health[5]	3.5%
Chile[6]	4.5%
Colombia[7]	27.7%
Ecuador[8]	0.8%
Mexico	(11.5)%

1	OXXO Consolidated figures shown in a local currency weighted average. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN.
3	Local currency (BRL). Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average. Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

April 28, 2025 | Page 9

SPIN[1]

Spin by OXXO

Spin by OXXO acquired 0.7 million users during the quarter to reach 13.8 million total users in 1Q25, compared to 10.9 million users in 1Q24. This represents an increase of 26.9% YoY and a 2.0% compound monthly growth rate.

Active users2 represented 65.0% of the total acquired user base representing 20.9% growth and reaching 8.9 million. Total transactions per month increased 26.2%3 during the quarter to reach an average of 64.0 million per month in 1Q25, reflecting continued positive user engagement.

Spin Premia

Spin Premia acquired 2.8 million users during the quarter to reach 55.7 million total users in 1Q25, compared to 44.0 million users in 1Q24. This represents an increase of 26.6% YoY and a 2.0% compound monthly growth rate. Active users4 represented 45.2% of the total acquired user base representing 15.9% growth and reaching 25.2 million. The average tender5 during the quarter was 42.5%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

[1]	Digital@FEMSA’s results are included within the Other business segment
[2]	Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.
[3]	Represents the growth of average monthly transactions in 1Q25 compared to average monthly transactions in 1Q24.
[4]	Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.
[5]	Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

April 28, 2025 | Page 10

RECENT DEVELOPMENTS

•	On April 11, 2025, FEMSA announced that it held its Annual Shareholders’ Meeting today (“the Shareholders’ Meeting”), during which the shareholders approved the consolidated financial statements for the year ended December 31, 2024, the 2024 CEO’s annual report and the opinion of the Board of Directors for the year 2024.

The Annual Shareholders’ Meeting elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nominations Committee and the Operations and Strategy Committee of the Board for 2025.

The list of the elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/board-of-directors

The Annual Shareholders’ Meeting declared and approved the payment of an ordinary cash dividend of Ps. 0.95475 per each Series "D" share and Ps. 0.7638 per each Series "B" share, which amounts to Ps. 4.5826 per "BD" Unit (BMV: FEMSAUBD) or Ps. 45.826 per ADS (NYSE: FMX), and Ps. 3.8190 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 25 of 2025, July 18 of 2025, October 17 of 2025 and January 16 of 2026.

Additionally, the Annual Shareholders’ Meeting declared and approved the payment of an extraordinary cash dividend of Ps. 2.1060 per each Series "D" share and Ps. 1.6848 per each Series "B" share, which amounts to Ps. 10.1084 per "BD" Unit (BMV: FEMSAUBD) or Ps. 101.084 per ADS (NYSE: FMX), and Ps. 8.4240 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 25 of 2025, July 18 of 2025, October 17 of 2025 and January 16 of 2026.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our corporate website at: https://femsa.gcs-web.com/shareholder-meeting-information

•	On April 24, 2025, FEMSA announced that it had filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission (SEC) and its annual report, for the same period, with the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange). These reports are available on FEMSA's investor relations website at http://ir.femsa.com.

April 28, 2025 | Page 11

CONFERENCE CALL INFORMATION

Our First Quarter 2025 Conference Call will be held on: Monday, April 28, 2025, 10:00 AM Eastern Time (8:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/eovsj9jj/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

April 28, 2025 | Page 12

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 31, 2025, which was 20.4582 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Our consolidated financial statements as of and for the year ended December 31, 2025, are not yet available, and the independent audit of those financial statements is ongoing and has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2025, presented herein, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this release, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2025, or on our internal control over financial reporting as of December 31, 2025. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing additional disclosures.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Nine pages of tables and Coca-Cola FEMSA’s press release to follow

April 28, 2025 | Page 12

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	195,820	100.0	176,334	100.0	11.1	5.6
Cost of sales	116,902	59.7	108,157	61.3	8.1
Gross profit	78,918	40.3	68,178	38.7	15.8	8.3
Administrative expenses	9,967	5.1	8,349	4.7	19.4
Selling expenses	55,423	28.3	46,679	26.5	18.7
Other operating expenses (income), net (1)	(36)	(0.0)	217	0.2	(116.6)
Income from operations (2)	13,565	17.2	12,936	19.0	4.9	1.7
Other non-operating expenses (income)	830		487		70.4
Interest expense	5,180		4,655		11.3
Interest income	2,134		2,694		(20.8)
Interest expense, net	3,046		1,961		55.3
Foreign exchange loss (gain)	(439)		1,125		(139.0)
Other financial expenses (income), net	(1,633)		1,416		(215.3)
Financing expenses, net	1,413		3,377		(58.2)
Income before income tax and participation in associates results	11,322		9,072		24.8
Income tax	4,781		3,356		42.5
Participation in associates results (3)	(89)		(34)		161.8
Continued Operations net income (Loss)	6,453		5,683		13.5
Discontinued Operations net income (Loss)	2,490		111		N.S
Consolidated net income (Loss)	8,943		5,794		54.3
Net majority income	5,805		2,871		102.2
Net minority income	3,138		2,923		7.4

Operative Cash Flow & CAPEX	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Income from operations	13,565	6.9	12,936	7.3	4.9	1.7
Depreciation	9,732	5.0	8,373	4.7	16.2
Amortization & other non-cash charges	2,006	1.0	1,945	1.1	3.1
Adjusted EBITDA	25,303	12.9	23,254	13.2	8.8
CAPEX	8,788	4.5	7,570	4.3	16.1

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

April 28, 2025 | Page 13

FEMSA – Consolidated Balance Sheet Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Mar-25	Mar-24	% Inc.
Cash and cash equivalents	109,345	139,834	(21.8)
Investments	60,370	43,212	39.7
Accounts receivable	41,818	43,192	(3.2)
Inventories	66,548	67,464	(1.4)
Other current assets	42,757	34,215	25.0
Current Assets Available for sale	12,722	14,394	(11.6)
Total current assets	333,560	342,311	(2.6)
Investments in shares	28,860	28,697	0.6
Property, plant and equipment, net	181,957	177,511	2.5
Right of use	100,774	97,960	2.9
Intangible assets (1)	149,380	146,336	2.1
Other assets	61,352	58,721	4.5

TOTAL ASSETS	855,883	851,536	0.5

LIABILITIES & STOCKHOLDERS’ EQUITY	Mar-25	Mar-24	% Inc.
Bank loans	5,383	3,775	42.6
Current maturities of long-term debt	13,444	2,947	N.S.
Interest payable	1,734	1,802	(3.8)
Current maturities of long-term leases	15,781	13,796	14.4
Operating liabilities	160,804	173,658	(7.4)
Short term liabilities available for sale	6,247	6,952	(10.1)
Total current liabilities	203,393	202,930	0.2
Long-term debt (2)	131,736	141,482	(6.9)
Long-term leases	95,289	94,299	1.0
Laboral obligations	9,139	8,968	1.9
Other liabilities	24,550	22,726	8.0
Total liabilities	464,107	470,405	(1.3)
Total stockholders’ equity	391,776	381,131	2.8
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	855,883	851,536	0.5

	March 31, 2025
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	52.2%	9.1%
U.S. Dollars	28.2%	3.4%
Euros	7.3%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	1.2%	8.1%
Argentine pesos	0.4%	50.1%
Brazilian reais	9.5%	9.8%
Chilean pesos	1.2%	6.4%
Total debt	100.0%	7.2%

Fixed rate (2)	82.3%
Variable rate (2)	17.7%

DEBT MATURITY PROFILE	2025	2026	2027	2028	2029	2030+
% of Total Debt	4.6%	9.1%	8.2%	11.7%	3.9%	62.4%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

April 28, 2025 | Page 14

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended March 31, 2025
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF
Proximity Americas & Europe	2,589	-	2,589
Fuel	201	-	201
Health Division	396	-	396
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	2,800	(2,800)	-
Other[2]	(248)	-	(248)
FEMSA Consolidated	5,738	(2,800)	2,938

Dividends Received[3]	-	327	327

FEMSA Consolidated ex-KOF	5,738	(2,473)	3,265

	As of March 31, 2025
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	6,804	-	6,804
Coca-Cola FEMSA Cash & Equivalents	1,491	(1,491)	-
Cash & Equivalents	8,296	(1,491)	6,804

Financial Debt[4]	3,728	-	3,728
Coca-Cola FEMSA Financial Debt	3,632	(3,632)	-
Lease Liabilities	5,317	-	5,317
Coca-Cola FEMSA Lease Liabilities	113	(113)	-
Debt	12,789	(3,744)	9,045

FEMSA Net Debt	4,493	(2,253)	2,240

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for March 31, 2025 which was 20.4582 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Spin), FEMSA corporate expenses, and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$317 mm and EUR$8 mm from Heineken during the last twelve months.

4 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

April 28, 2025 | Page 15

EPS with Repurchased Shares

Amounts expressed in millions of Mexican Pesos (Ps.)

As Reported
Total Shares Outstanding(1)
FEMSA Units Outstanding(1)	3,578,226,270

	YTD	1Q25
Net majority income	5,807	5,807

# FEMSA Units Outstanding(1)	3,578,226,270

EPS (Mxn Ps. / Unit)	1.62	1.62

Proforma
Total Shares Excluding Shares in Treasury
FEMSA Units Outstanding(1)	3,578,226,270

Shares in Treasury
FEMSA Units Outstanding(1)	108,756,743

	YTD	1Q25
Net majority income	5,807	5,807

# FEMSA Units Outstanding(1)	3,469,469,527

EPS (Mxn Ps. / Unit)	1.67	1.67

(1) FEMSA Units Outstanding consist of FEMSA BD Units and FEMSA B Units. The number of FEMSA Units outstanding is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

(2) At our Shareholders meeting held on April 11 of 2025, the cancellation of the shares acquired from the stock repurchase program during the period from November 2023 to March 2025 was approved. The total FEMSA Units Cancelled are for the amount of 108,756,743 units. This includes 102,201,323 from November 2023 to December 2024, as well as 6.555,420 units bought during the current year from January 2025 to March 2025.

April 28, 2025 | Page 16

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	74,886	100.0	70,085	100.0	6.8	1.4
Cost of sales	42,507	56.8	40,663	58.0	4.5
Gross profit	32,379	43.2	29,423	42.0	10.0	7.2
Administrative expenses	2,335	3.1	1,690	2.4	38.2
Selling expenses	25,528	34.1	22,664	32.3	12.6
Other operating expenses (income), net	127	0.2	90	0.1	41.1
Income from operations	4,389	5.9	4,979	7.1	(11.8)	(11.0)
Depreciation	3,821	5.1	3,332	4.8	14.7
Amortization & other non-cash charges	422	0.6	387	0.6	9.1
Adjusted EBITDA	8,632	11.5	8,698	12.4	(0.8)
CAPEX	3,107		3,351		(7.3)

Information of OXXO Stores
Total stores	24,847		23,290.0		6.7
Stores Mexico	23,567		22,326.0		5.6
Stores LATAM	1,031		964.0		6.8
Stores USA	249		-		N.A.

Net new convenience stores:
vs. Last quarter	384		424		(9.4)
Year-to-date	384		424		(9.4)
Last-twelve-months	1,556		1,675		(7.1)

Same-store data: (1)
Sales (thousands of pesos)	918.7		935.8		(1.8)
Traffic (thousands of transactions)	16.0		17.1		(6.6)
Ticket (pesos)	57.5		54.8		5.1

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

April 28, 2025 | Page 17

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	12,909	100.0	10,939	100.0	18.0	0.9
Cost of sales	7,478	57.9	6,209	56.8	20.4
Gross profit	5,431	42.1	4,730	43.2	14.8	(1.9)
Administrative expenses	902	7.0	849	7.8	6.2
Selling expenses	4,204	32.6	3,520	32.2	19.4
Other operating expenses (income), net	(6)	(0.0)	(26)	(0.2)	(76.2)
Income from operations	331	2.6	388	3.5	(14.6)	(27.7)
Depreciation	1,319	10.2	1,120	10.2	17.8
Amortization & other non-cash charges	100	0.8	163	1.5	(38.4)
Adjusted EBITDA	1,750	13.6	1,670	15.3	4.8
CAPEX	254.81		380.64		(33.1)

(A) refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 28, 2025 | Page 18

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	21,972	100.0	18,154	100.0	21.0	7.0
Cost of sales	15,519	70.6	12,928	71.2	20.0
Gross profit	6,453	29.4	5,226	28.8	23.5	8.7
Administrative expenses	1,144	5.2	945	5.2	21.1
Selling expenses	4,546	20.7	3,669	20.2	23.9
Other operating expenses (income), net	(3)	(0.0)	11	0.1	(126.5)
Income from operations	766	3.5	601	3.3	27.4	11.7
Depreciation	939	4.3	846	4.7	10.9
Amortization & other non-cash charges	275	1.3	253	1.4	8.7
Adjusted EBITDA	1,980	9.0	1,701	9.4	16.4
CAPEX	256.4		167.8		52.8

Information of Stores
Total stores	4,594		4,440		3.5
Stores Mexico	1,622		1,723		(5.9)
Stores South America	2,972		2,717		9.4

Net new stores:
vs. Last quarter	(67)		(34)		97.1
Year-to-date	(67)		(34)		97.1
Last-twelve-months	154		254		(39.4)

Same-store data: (1)
Sales (thousands of pesos)	978.5		847.7		15.4
Same-store data(2)
Sales (currency-neutral)					3.5
Mexico					(11.5)
Chile					4.6
Colombia					27.7
Ecuador					0.8

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.
(2) Currency Neutral monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

April 28, 2025 | Page 19

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	15,237	100.0	14,963	100.0	1.8	N.A.
Cost of sales	13,420	88.1	13,224	88.4	1.5
Gross profit	1,817	11.9	1,740	11.6	4.4	N.A.
Administrative expenses	113	0.7	106	0.7	6.8
Selling expenses	1,243	8.2	1,116	7.5	11.4
Other operating expenses (income), net	5	0.0	(12)	(0.1)	(142.4)
Income from operations	456	3.0	530	3.5	(13.9)	N.A.
Depreciation	260	1.7	243	1.6	7.1
Amortization & other non-cash charges	83	0.5	67	0.5	23.5
Adjusted EBITDA	799	5.2	840	5.6	(4.8)
CAPEX	46		8		483.4

Information of OXXO GAS Service Stations
Total service stations	562		569		(1.2)
Net new service stores:
vs. Last quarter	(9)		(1)		N.S.
Year-to-date	(9)		(1)		N.S.
Last-twelve-months	(7)		(1)		N.S.
Volume (millions of liters) total stations	614		613		0.3
Same-station data: (1)
Sales (thousands of pesos)	8,285		7,806.2		6.1
Volume (thousands of liters)	369.1		368.2		0.2
Average price per liter	22.4		21.2		5.9

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

April 28, 2025 | Page 20

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	70,157	100.0	63,803	100.0	10.0	5.9
Cost of sales	38,325	54.6	35,378	55.4	8.3
Gross profit	31,833	45.4	28,425	44.6	12.0	7.8
Administrative expenses	3,611	5.1	3,151	4.9	14.6
Selling expenses	18,868	26.9	16,518	25.9	14.2
Other operating expenses (income), net	107	0.2	144	0.2	(25.7)
Income from operations	9,248	13.2	8,612	13.5	7.4	3.2
Depreciation	3,114	4.4	2,541	4.0	22.6
Amortization & other non-cash charges	893	1.3	787	1.2	13.5
Adjusted EBITDA	13,255	18.9	11,940	18.7	11.0
CAPEX	4,284		3,322	100	29.0

Sales Volumes
(Millions of unit cases)
Mexico and Central America	553.3	56.1	579.8	57.5	(4.6)
South America	137.8	14.0	140.6	13.9	(2.0)
Brazil	295.4	29.9	288.2	28.6	2.5
Total	986.5	100.0	1,008.6	100.0	(2.2)

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 28, 2025 | Page 21

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2025	LTM (1) Mar-25	Mar-25		Mar-24
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.19%	0.26%	20.32	1.0000	16.68	1.0000
Colombia	1.86%	2.30%	4,192.57	0.0048	3,842.30	0.0043
Brazil	1.74%	1.80%	5.74	3.5384	5.00	3.3381
Argentina	4.74%	7.40%	1,074.00	0.0189	858.00	0.0194
Chile	1.46%	1.80%	953.07	0.0213	982.38	0.0170
Euro Zone	0.21%	0.58%	0.92	21.9752	0.92	18.1081

(1) LTM = Last twelve months.

April 28, 2025 | Page 22

COE-33084
Coca-Cola
FUTURE
READY

# FIRST QUARTER 2025 RESULTS

## INVESTOR RELATIONS

Jorge Collazo | jorge.collazo@kof.com
Lorena Martin | lorena.martinl@kof.com
Bryan Silva| bryan.silva@kof.com
Agustin Bolio | agustin.bolio@kof.com

Mexico City, April 25, 2025, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2025.

FIRST QUARTER HIGHLIGHTS

•	Volume decline 2.2%
•	Revenue growth 10.0%, on a currency neutral basis revenue growth 5.9%
•	Operating income growth 7.3%, on a currency neutral basis operating income growth 3.2%
•	Majority net income growth 2.7%
•	Earnings per share[1] were Ps. 0.31 (Earnings per unit were Ps. 2.45 and per ADS were Ps. 24.46)
•	More than 1.3 million enrolled customers in Premia Juntos+ loyalty program with a redemption rate of 75%

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS

Change vs. same period of last year

		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1 Q25	1 Q25	1 Q25	1Q25
	Consolidated	10.0%	12.0%	7.3%	2.7%
As Reported	Mexico & Central America	4.8%	5.6%	(5.0%)
	South America	17.4%	22.8%	31.1%

	Consolidated	5.9%	7.8%	3.2%
Comparable (2)	Mexico & Central America	0.8%	1.6%	(9.1%)
	South America	13.2%	18.3%	27.3%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“I’m pleased with our company’s first quarter results. Our revenues increased 10.0% while our operating income increased 7.3%, underscoring our resilient profile in the face of a slower macroeconomic backdrop in key markets. On the one hand, in Mexico and Central America, our volumes declined versus a tough comparison base. On the other hand, most of our countries in South America delivered positive volumes, including solid performance in Brazil, Argentina and Uruguay.

In this scenario, we maintain our long-term strategy while adjusting to address any short-term headwinds. Our teams implemented various initiatives, including commercial, financial, and supply chain measures to ensure we are well-equipped to navigate the current operating environment.

Regarding digital, we continued to make progress in the rollout of Juntos+ v.4.0 in Costa Rica and Nicaragua. Additionally, we completed the rollout of our state-of-the-art salesforce automation tool, Juntos+ Advisor in Brazil, which we believe is a gamechanger towards achieving our omnichannel ambition.

We are confident that we operate in a resilient industry and that we are well-positioned to emerge stronger. We are implementing a playbook that leverages our strong capabilities and a deep collaboration with The Coca-Cola Company, remaining focused on building sustainable value for all our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q25 Results	Page 2 of 14
April 25, 2025

RECENT DEVELOPMENTS

•	On April 8, 2025, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2024, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2024, and the appointment or reelection of the members of the Board of Directors, Planning and Finance, Audit and Corporate Practices Committees for 2025. The shareholders’ meeting approved the payment of a cash dividend in the amount of Ps. 7.36 per KOF UBL unit (Ps. 0.92 per share) to be paid in four equal installments of Ps. 1.84 per KOF UBL unit (Ps. 0.23 per share) on April 23, July 16, October 15, and December 9, 2025, for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2024 integrated annual report entitled, “Future-Ready – Bringing tomorrow closer,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	On April 23, 2025, Coca-Cola FEMSA paid the first installment of the ordinary dividend approved for Ps. 0.23 per share, for a total cash distribution of Ps. 3,865.5 million.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q25 Results	Page 3 of 14
April 25, 2025

CONSOLIDATED First QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2025	1Q 2024	Δ%	Δ%
Total revenues	70,157	63,803	10.0%	5.9%
Gross profit	31,832	28,428	12.0%	7.8%
Operating income	9,248	8,617	7.3%	3.2%
Adj. EBITDA (2)	13,254	11,944	11.0%	6.7%

Volume decreased 2.2% to 986.5 million unit cases, driven mainly by volume decline in Mexico and Colombia. These declines were partially offset by increases in Brazil, Argentina, Uruguay and Guatemala.

Total revenues increased 10.0% to Ps. 70,157 million. This increase was driven mainly by revenue management initiatives and favorable currency translation effects from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 5.9%.

Gross profit increased 12.0% to Ps. 31,832 million, and gross margin expanded 80 basis points to 45.4%. This expansion was driven mainly by lower sweetener costs, top-line growth and raw material hedging initiatives. These effects were partially offset by higher fixed costs, such as maintenance, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 7.8%.

Operating income increased 7.3% to Ps. 9,248 million, and operating margin contracted 30 basis points to 13.2%. This margin contraction was driven mainly by lower operating leverage, coupled with higher operating expenses such as freight, labor, depreciation and maintenance. These effects were partially offset by cost and expense controls across our operations and the recognition of insurance claims in Mexico. Excluding currency translation effects, operating income increased 3.2%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q25 Results	Page 4 of 14
April 25, 2025

Comprehensive financing result recorded an expense of Ps. 1,126 million, compared to an expense of Ps. 1,188 million in the previous year. This decrease was driven mainly by a gain in financial instruments of Ps. 135 million as compared to a loss of Ps. 46 million in the same period of the previous year, resulting from a decrease in the floating interest rate as compared to the previous quarter. In addition, we recognized a higher gain in monetary positions in inflationary subsidiaries, related to Argentina for Ps. 87 million as compared to a gain of Ps. 7 million in the same period of the previous year.

These effects were partially offset by a foreign exchange loss of Ps. 59 million in the first quarter of 2025 as compared to a gain of Ps. 26 million in the same period of the previous year, driven by the quarterly appreciation of the Brazilian Real as applied to our U.S. dollar-denominated cash position.

Finally, we recognized interest expense, net, of Ps. 1,288 million as compared to Ps. 1,174 million in the same period of the previous year because of higher interest expense mainly driven by new financing in Argentina and higher interest rates in Brazil, coupled with lower interest income because of a decreased interest rate in Argentina.

Income tax as a percentage of income before taxes was 33.4% as compared to 30.2% during the same period of 2024. The lower tax rate in the first quarter of 2024 was driven mainly by the recognition of certain non-taxable tax credits.

Net income attributable to equity holders of the company was Ps. 5,139 million as compared to Ps. 5,006 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. These effects were partially offset by an increase in the effective tax rate. Earnings per share1 were Ps. 0.31 (Earnings per unit were Ps. 2.45 and per ADS were Ps. 24.46.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q25 Results	Page 5 of 14
April 25, 2025

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2025	1Q 2024	Δ%	Δ%
Total revenues	39,669	37,844	4.8%	0.8%
Gross profit	18,886	17,888	5.6%	1.6%
Operating income	5,400	5,681	(5.0%)	(9.1%)
Adj. EBITDA (2)	7,908	7,744	2.1%	(2.2%)

Volume decreased 4.6%, driven by volume declines in Mexico, Panama and Costa Rica. These declines were partially offset by volume growth in Guatemala and Nicaragua. This volume decline was driven mainly by a deceleration in the consumer environment, coupled with unfavorable weather conditions, and a challenging comparison base from the previous year.

Total revenues increased 4.8% to Ps. 39,669 million, driven mainly by revenue management initiatives and the favorable currency translation effect from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 0.8%.

Gross profit increased 5.6% to Ps. 18,886 million, and gross margin expanded 30 basis points to 47.6%. This margin expansion was driven mainly by our top-line growth and easing sweetener costs. These effects were partially offset by unfavorable mix effects, higher fixed costs, such as maintenance and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 1.6%.

Operating income decreased 5.0% to Ps. 5,400 million, and operating margin contracted 140 basis points to 13.6%. This contraction was driven by lower operating leverage, unfavorable mix effects, higher operating expenses such as maintenance and depreciation, coupled with one-time expenses related to the impact of hurricanes and an operating foreign exchange loss. These effects were partially offset by expense efficiencies and the recognition of insurance claims in Mexico. Excluding currency translation effects, operating income decreased 9.1%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q25 Results	Page 6 of 14
April 25, 2025

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2025	1Q 2024	Δ%	Δ%
Total revenues	30,488	25,958	17.4%	13.2%
Gross profit	12,947	10,540	22.8%	18.3%
Operating income	3,848	2,935	31.1%	27.3%
Adj. EBITDA (2)	5,346	4,200	27.3%	23.4%

Volume increased 1.0% to 433.2 million unit cases, driven mainly by 2.5% volume growth in Brazil, a 9.1% increase in Argentina, and 6.0% volume growth in Uruguay, partially offset by an 8.1% decrease in Colombia.

Total revenues increased 17.4% to Ps. 30,488 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives, favorable mix and currency translation effects. These effects were partially offset by a volume decline in Colombia. Excluding currency translation effects, total revenues increased 13.2%.

Gross profit increased 22.8% to Ps. 12,947 million, and gross margin expanded 190 basis points to 42.5%. This expansion was driven mainly by top-line growth, coupled with a decrease in sweeteners and cost efficiencies, which were partially offset by and currency depreciation in most of our operating currencies as compared to the U.S. Dollar. Excluding currency translation effects, gross profit increased 18.3%.

Operating income increased 31.1% to Ps. 3,848 million, resulting in an operating margin expansion of 130 basis points to 12.6%. This increase was driven mainly by an increase in our gross profit, partially offset by increases in operating expenses such as freight and maintenance. Excluding currency translation effects, operating income increased 27.3%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q25 Results	Page 7 of 14
April 25, 2025

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average appreciation of most of the currencies used in our main operations relative to the Mexican peso in the first quarter of 2025, as compared to the same period of 2024, we had a favorable currency translation effect into Mexican pesos. Please see page 14 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 1Q25 Results	Page 8 of 14
April 25, 2025

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through approximately 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q25 Results	Page 9 of 14
April 25, 2025

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,921.8		5,958.0		-0.6%	-0.6%
Volume (million unit cases)	986.5		1,008.6		-2.2%	-2.2%
Average price per unit case	68.99		61.21		12.7%
Net revenues	70,073		63,638		10.1%
Other operating revenues	84		165		-49.1%
Total revenues (2)	70,157	100.0%	63,803	100.0%	10.0%	5.9%
Cost of goods sold	38,324	54.6%	35,374	55.4%	8.3%
Gross profit	31,832	45.4%	28,428	44.6%	12.0%	7.8%
Operating expenses	22,478	32.0%	19,668	30.8%	14.3%
Other operative expenses, net	184	0.3%	188	0.3%	NA
Operative equity method (gain) loss in associates(3)	(78)	-0.1%	(44)	-0.1%	78.0%
Operating income (5)	9,248	13.2%	8,617	13.5%	7.3%	3.2%
Other non operative expenses, net	26	0.0%	(90)	-0.1%	NA
Non Operative equity method (gain) loss in associates (4)	(76)	-0.1%	13	0.0%	NA
Interest expense	1,879		1,797		4.6%
Interest income	590		623		-5.2%
Interest expense, net	1,288		1,174		9.7%
Foreign exchange loss (gain)	59		(26)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(87)		(7)		1213.2%
Market value (gain) loss on financial instruments	(135)		46		NA
Comprehensive financing result	1,126		1,188		-5.2%
Income before taxes	8,172		7,506		8.9%
Income taxes	2,681		2,258		18.7%
Result of discontinued operations	-		-		NA
Consolidated net income	5,492		5,247		4.7%
Net income attributable to equity holders of the company	5,139	7.3%	5,006	7.8%	2.7%	-2.8%
Non-controlling interest	352	0.5%	241	0.4%	45.9%

Adj. EBITDA & CAPEX	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,248	13.2%	8,617	13.5%	7.3%	3.2%
Depreciation	3,114		2,541		22.6%
Amortization and other operative non-cash charges	893		786		13.6%
Adj. EBITDA (5)(6)	13,254	18.9%	11,944	18.7%	11.0%	6.7%
CAPEX(8)	4,228		3,181		32.9%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of March 31, 2025, the investment in fixed assets effectively paid is equivalent to Ps. 5,718 million.

Coca-Cola FEMSA Reports 1Q25 Results	Page 10 of 14
April 25, 2025

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,903.1		3,019.1		-3.8%	-3.8%
Volume (million unit cases)	553.3		579.8		-4.6%	-4.6%
Average price per unit case	71.08		64.92		9.5%
Net revenues	39,662		37,844
Other operating revenues	7		(0)
Total Revenues (2)	39,669	100.0%	37,844	100.0%	4.8%	0.8%
Cost of goods sold	20,783	52.4%	19,956	52.7%
Gross profit	18,886	47.6%	17,888	47.3%	5.6%	1.6%
Operating expenses	13,360	33.7%	12,114	32.0%
Other operative expenses, net	156	0.4%	119	-0.1%
Operative equity method (gain) loss in associates (3)	(31)	-0.1%	(26)	-0.1%
Operating income (4)	5,400	13.6%	5,681	15.0%	-5.0%	-9.1%
Depreciation, amortization & other operating non-cash charges	2,508	6.3%	2,062	5.4%
Adj. EBITDA (4)(5)	7,908	19.9%	7,744	20.5%	2.1%	-2.2%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,018.7		2,938.9		2.7%	2.7%
Volume (million unit cases)	433.2		428.8		1.0%	1.0%
Average price per unit case	66.32		56.20		18.0%
Net revenues	30,411		25,794
Other operating revenues	77		165
Total Revenues (2)	30,488	100.0%	25,958	100.0%	17.4%	13.2%
Cost of goods sold	17,541	57.5%	15,418	59.4%
Gross profit	12,947	42.5%	10,540	40.6%	22.8%	18.3%
Operating expenses	9,118	29.9%	7,554	29.1%
Other operative expenses, net	28	0.1%	68	0.3%
Operative equity method (gain) loss in associates (3)	(47)	-0.2%	(18)	-0.1%
Operating income (4)	3,848	12.6%	2,935	11.3%	31.1%	27.3%
Depreciation, amortization & other operating non-cash charges	1,498	4.9%	1,265	4.9%
Adj. EBITDA (4)(5)	5,346	17.5%	4,200	16.2%	27.3%	23.4%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q25 Results	Page 11 of 14
April 25, 2025

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-25	Dec-24	% Var.
Current Assets
Cash, cash equivalents and marketable securities
	30,509	32,779	-7%
Total accounts receivable	16,841	18,620	-10%
Inventories	15,049	14,059	7%
Other current assets	10,630	9,675	10%
Total current assets	73,029	75,132	-3%
Non-Current Assets	-	-
Property, plant and equipment	168,242	161,785	4%
Accumulated depreciation	(64,976)	(62,404)	4%
Total property, plant and equipment, net	103,266	99,381	4%
Right of use assets	3,091	2,989	3%
Investment in shares	10,467	10,233	2%
Intangible assets and other assets	104,328	101,876	2%
Other non-current assets	17,880	18,375	-3%
Total Assets	312,062	307,986	1%

Liabilities & Equity	Mar-25	Dec-24	% Var.
Current Liabilities
Short-term bank loans and notes payable	3,623	3,314	9%
Suppliers	29,179	33,773	-14%
Short-term leasing Liabilities	997	889	12%
Other current liabilities	26,361	29,194	-10%
Total current liabilities	60,160	67,171	-10%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	70,674	70,383	0%
Long Term Leasing Liabilities	2,303	2,295	0%
Other long-term liabilities	19,203	17,595	9%
Total liabilities	152,339	157,445	-3%
Equity	-	-
Non-controlling interest	8,034	7,113	13%
Total controlling interest	151,689	143,428	6%
Total equity	159,723	150,542	6%
Total Liabilities and Equity	312,062	307,986	1%

	Mar 31, 2025
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	57.9%	3.7%	8.6%
U.S. Dollars	17.9%	53.2%	4.2%
Colombian Pesos	3.0%	21.2%	8.6%
Brazilian Reals	20.3%	18.8%	10.6%
Argentine Pesos	0.8%	0.0%	50.1%
Total Debt	100%	23.9%	8.6%

(1) After giving effect to cross- currency swaps.

(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	Mar 31, 2025	Dec 31, 2024	Δ%
Net debt including effect of hedges (1)(3)	42,552	38,329	11.0%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.74	0.68
Adj. EBITDA/ Interest expense, net (1)	10.29	12.51
Capitalization (2)	32.2%	33.3%

(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q25 Results	Page 12 of 14
April 25, 2025

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2025					1Q 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	307.9	30.4	87.1	38.5	463.8	332.5	31.3	89.9	36.7	490.4	-5.4%
Guatemala	42.0	1.9	0.8	2.1	46.8	41.3	2.4	-	2.2	45.9	1.9%
CAM South	34.7	2.3	0.2	5.4	42.7	35.6	2.4	0.2	5.4	43.6	-2.1%
Mexico and Central America	384.7	34.6	88.0	46.0	553.3	409.4	35.2	90.9	44.4	579.8	-4.6%
Colombia	61.7	9.8	3.5	6.2	81.2	66.0	10.6	4.1	7.7	88.3	-8.1%
Brazil (3)	242.4	24.1	2.9	26.0	295.4	240.1	20.8	2.7	24.6	288.2	2.5%
Argentina	31.4	6.2	1.3	4.3	43.3	29.4	5.2	2.0	3.0	39.6	9.1%
Uruguay	10.1	2.3	-	1.0	13.4	10.1	1.8	-	0.7	12.6	6.0%
South America	345.6	42.4	7.8	37.5	433.2	345.6	38.4	8.8	36.0	428.8	1.0%
TOTAL	730.3	77.0	95.8	83.5	986.5	755.0	73.6	99.7	80.3	1,008.6	-2.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2025				1Q 2024				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,735.6	217.3	272.9	2,225.8	1,867.5	218.9	260.7	2,347.0	-5.2%
Guatemala	311.9	18.0	23.3	353.1	307.7	15.7	22.9	346.3	2.0%
CAM South	255.0	14.9	54.3	324.2	256.3	15.2	54.3	325.7	-0.5%
Mexico and Central America	2,302.4	250.2	350.4	2,903.1	2,431.4	249.9	337.8	3,019.1	-3.8%
Colombia	446.0	98.0	47.8	591.8	479.2	109.1	65.5	653.7	-9.5%
Brazil (3)	1,629.7	206.3	292.7	2,128.7	1,560.5	180.1	274.4	2,015.0	5.6%
Argentina	160.1	35.7	36.3	232.2	148.7	32.3	26.7	207.7	11.8%
Uruguay	49.4	8.7	8.0	66.1	48.8	7.2	6.4	62.5	5.8%
South America	2,285.2	348.7	384.8	3,018.7	2,237.2	328.7	373.1	2,938.9	2.7%
TOTAL	4,587.6	598.9	735.2	5,921.8	4,668.6	578.5	710.8	5,958.0	-0.6%

Revenues

Expressed in million Mexican Pesos	1Q 2025	1Q 2024	Δ %
Mexico	31,262	30,854	1.3%
Guatemala	4,173	3,398	22.8%
CAM South	4,234	3,592	17.9%
Mexico and Central America	39,669	37,844	4.8%
Colombia	5,364	4,884	9.8%
Brazil (4)	20,310	17,837	13.9%
Argentina	3,434	2,150	59.8%
Uruguay	1,380	1,089	26.7%
South America	30,488	25,958	17.4%
TOTAL	70,157	63,803	10.0%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 1,343.1 million for the first quarter of 2025 and Ps. 1,496.0 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q25 Results	Page 13 of 14
April 25, 2025

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	1 Q25
Mexico	3.67%	0.26%
Colombia	5.08%	2.30%
Brasil	5.14%	1.80%
Argentina	49.94%	7.40%
Costa Rica	1.28%	0.54%
Panama	-0.16%	0.70%
Guatemala	0.73%	-0.46%
Nicaragua	3.25%	1.28%
Uruguay	5.03%	2.21%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)
	1 Q25	1 Q24	Δ%
México	20.42	17.00	20.2%
Colombia	4,188.58	3,920.24	6.8%
Brasil	5.84	4.95	18.0%
Argentina	1057.00	834.46	26.7%
Costa Rica	507.67	517.00	-1.8%
Panama	1.00	1.00	0.0%
Guatemala	7.71	7.81	-1.3%
Nicaragua	36.62	36.62	0.0%
Uruguay	43.03	38.89	10.6%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-25	Mar-24	Δ%	Dec-24	Dec-23	Δ%
México	20.32	16.68	21.8%	20.27	16.89	20.0%
Colombia	4,192.57	3,842.30	9.1%	4,409.15	3,822.05	15.4%
Brasil	5.74	5.00	14.9%	6.19	4.84	27.9%
Argentina	1,074.00	858.00	25.2%	1,032.00	808.45	27.7%
Costa Rica	504.21	506.60	-0.5%	512.73	526.88	-2.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.71	7.79	-1.0%	7.71	7.83	-1.5%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	42.13	37.55	12.2%	44.07	39.02	12.9%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q25 Results	Page 14 of 14
April 25, 2025